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                                  SCHEDULE 13D
                                 (Rule 13d-101)
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    Under the Securities Exchange Act of 1934
                                  Amendment No. 1
                                    --------
                               DENNY'S CORPORATION
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                                (Name of Issuer)
                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)
                                    24869P104
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                                 (CUSIP Number)
                Mellon HBV Alternative Investment Strategies LLC
                           200 Park Avenue, Suite 3300
                             New York, NY 10166-3399
                                 (212) 808-3950
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                February 23, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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         1        NAME OF REPORTING PERSONS S.S.
                  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Mellon HBV Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)    (b)
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         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  OO
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  3,959,000
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  3,959,000
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  3,959,000
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        12       CHECK BOX IF THE AGGREGATE AMOUNT IN
                 ROW (11) EXCLUDES CERTAIN
                  SHARES*
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    9.7%
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         14       TYPE OF REPORTING PERSON*
                  IA
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         *SEE INSTRUCTIONS BEFORE FILLING OUT.
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     Introduction: As further described in this Amendment No. 1 to the Schedule 13D, the Reporting Person beneficially owns for investment purposes 9.7% of the Common Stock of Denny's Corporation (the "Company"). Concerned by recent developments suggesting the possibility in the near term of a possible recapitalization of the Company, the Reporting Person on February 23, 2004 filed its initial Schedule 13D relating to the Company and notified the Company by letter of its concern and its intention, when and if appropriate, to pursue a course of action necessary to vigorously represent the rights of stockholders in the event of a recapitalization of the Company, or any potential transaction that could have the effect of inappropriately diluting the interest of the Company's stockholders. The letter delivered by the Reporting Person to the Company on February 23, 2004 is filed as Exhibit A to the Reporting Person's
Schedule 13D filed on February 23, 2004.

     This Amendment No. 1 to the Schedule 13D is being filed to report the acquisition by the Reporting Person of 715,000 shares of the Company's Common Stock on February 23, 2004.

Item 1. Security and Issuer.

         Security: Common Stock, $0.01 par value per share ("Common Stock").

         Issuer's Name and Address:
              Denny's Corporation, 203 Main Street, Spartanburg, SC  29319-9966.

Item 2.  Identity and Background.

         (a) Mellon HBV Alternative Investment Strategies LLC (the "Reporting Person").

         (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, Suite 3300, New York, NY 10166-3399.

         (c) The Reporting Person serves as investment advisor of Mellon HBV Master Rediscovered Opportunities Fund L.P., Mellon HBV Master Multi-Strategy Fund L.P., Axis RDO Ltd. and HFR DS Performance Master Trust (collectively, the "Clients"). None of the Clients individually owns more than 5% but the Clients collectively hold the Shares.

         (d) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been
(i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person used funds from the working capital of the Clients allocated by such Clients to the Reporting Person for purposes of effecting investment transactions. The Reporting Person used an aggregate of $4,827,809 to acquire the Shares. The Reporting Persons borrowed no funds to purchase any of the Shares.

Item 4.  Purpose of Transaction.

         The Reporting Person acquired Common Stock of the Company for investment purposes. The Reporting Person may at any time increase or decrease its position in the securities of the Company. At the present time, the Reporting Person has no intention to effect any of the transactions specified in
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          (a) As of February 24, 2004, the Reporting Person beneficially owned in the aggregate 3,959,000 shares of the Company's Common Stock (the "Shares"), representing approximately 9.7% of the outstanding Common Stock (based on 40,687,000 shares outstanding as of December 31, 2003, as reported in the Company's Form 8-K filed on February 20, 2004.

         (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose and to direct the disposition of the Shares.

         (c) Information relating to the transactions effected by the Reporting Person with respect to the Company's Common Stock in the past sixty
         (60) days is set forth in Exhibit A attached hereto.

         (d) Not applicable.

         (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None, but see Exhibit A to the Schedule 13D filed by the Reporting Person on February 23, 2004.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A: Table containing information with respect to open-market transactions in the Common Stock of the Company effected by Reporting Person during the past sixty (60) days.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2004


         MELLON HBV ALTERNATIVE STRATEGIES LLC,
         a Delaware Limited Liability Company


         By:  /s/ WILLIAM F. HARLEY III
         --------------------------------
         William F. Harley III
         President and Chief Executive Officer